Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 22, 2026

Relating to Preliminary Prospectus Supplement dated September 18, 2026 to

Prospectus dated September 14, 2026

Registration No. 333-298926

FINAL PRICING TERMS

SYSCO HOLDINGS CORPORATION AND SYSCO CORPORATION

C$750,000,000 4.250% Senior Notes due 2030

C$750,000,000 4.800% Senior Notes due 2034

Issuers:	Sysco Holdings Corporation and Sysco Corporation
Expected Security Ratings*:	Baa3 (Stable) by Moody’s Ratings, Inc. BBB (Negative) by S&P Global Ratings BBB (Stable/Negative Watch) by Fitch Ratings, Inc.
Guarantee:	Fully and unconditionally guaranteed, jointly and severally, by Sysco Corporation’s direct and indirect wholly-owned domestic subsidiaries that guarantee Sysco Corporation’s existing senior notes.
Format:	SEC Registered

Title of Security:	4.250% Senior Notes due 2030	4.800% Senior Notes due 2034
Principal Amount:	C$750,000,000	C$750,000,000
Maturity Date:	October 3, 2030	October 3, 2034
Coupon:	4.250%	4.800%
Interest Payment Dates:	April 3 and October 3, commencing April 3, 2027 (long first coupon)	April 3 and October 3, commencing April 3, 2027 (long first coupon)
Price to Public:	99.838% of the principal amount	99.979% of the principal amount
Benchmark Bond:	CAN 2.75% due September 1, 2030	CAN 3.00% due June 1, 2034
Benchmark Bond Yield:	3.510%	3.705%
Spread to Benchmark Bond:	+ 78.4 bps versus the applicable Benchmark Bond, which includes a curve adjustment of +0.4 bps	+ 109.8 bps versus the applicable Benchmark Bond, which includes a curve adjustment of +1.8 bps
Yield to Maturity:	4.294%	4.803%
Government of Canada Curve (“GoC Curve”):	CAN 2.75% due September 1, 2030 and CAN 2.75% due March 1, 2031	CAN 3.00% due June 1, 2034 and CAN 3.25% due December 1, 2034
Spread to GoC Curve	+ 78 bps versus the applicable GoC Curve	+ 108 bps versus the applicable GoC Curve
Use of Proceeds:	To pay the cash consideration for the JRD Acquisition Transactions and all other fees, costs and expenses related thereto.

Business Day Convention:

A “business day” is any day, other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York or Toronto, Ontario, Canada

are authorized or required by law or executive

order to close.

Following Business Day Convention:	If not a business day in New York or Toronto, then payment of a coupon or upon maturity or redemption will be made on the next business day with no adjustment.
Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (Actual/Actual Canadian Compound Method).
Optional Redemption:

Make-Whole Call:	GoC Yield + 19.5 bps	GoC Yield + 27 bps
Par Call:	On or after September 3, 2030 (1 month prior to maturity)	On or after August 3, 2034 (2 months prior to maturity)
Special Mandatory Redemption:

If (i) the consummation of the JRD Acquisition Transactions does not occur on or prior to (a) March 30, 2028 or (b) any later date as the parties to the merger agreement may agree, (ii) Sysco Corporation notifies the trustee in writing that the merger agreement has terminated in accordance with its terms prior to the consummation of the JRD Acquisition Transactions, or (iii) Sysco Corporation notifies the trustee in writing and publicly announces that Sysco Corporation will not pursue the consummation of the JRD Acquisition Transactions, as more particularly described in the preliminary prospectus supplement, the Issuers will be required to redeem the notes at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of the Special Mandatory Redemption.

Change of Control:

Upon the occurrence of both (i) a change of control of, before the closing of the JRD Acquisition Transactions, Sysco Corporation, and from and after the closing of the JRD Acquisition Transactions, Sysco Holdings Corporation and (ii) a downgrade of the notes below an investment grade within a specified period, as more particularly described in the preliminary prospectus supplement, the Issuers will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Redemption for Tax Reasons:

The Issuers may redeem all, but not part, of any series of notes upon the occurrence of certain tax events at the redemption price of 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Additional Amounts:

The Issuers or the relevant subsidiary guarantor, as applicable, will, subject to certain exceptions and limitations, pay as additional interest on the notes or guarantees such additional amounts as are necessary in order that the net payment of principal, premium, if any, and interest with respect to the notes or the guarantees to a holder that is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes to be then due and payable.

Denominations:	C$2,000 and integral multiples of C$1,000 in excess thereof
Trade Date:	September 22, 2026

Expected Settlement Date**:	T + 3; September 25, 2026
CUSIP Numbers/ISINs:	871983AA0/CA871983AA05	871983AB8/CA871983AB87
Joint Book-Running Managers:	Goldman Sachs & Co. LLC TD Securities Inc. Merrill Lynch Canada Inc.
Co-Managers:

J.P. Morgan Securities LLC

Wells Fargo Securities Canada, Ltd.

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Canada Inc.

Rabo Securities Canada, Inc.

Scotia Capital Inc.

BMO Nesbitt Burns Inc.

Lloyds Securities Inc.

Siebert Williams Shank & Co., LLC

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the SEC under the Securities Act of 1933, as amended.
Form of Distribution in Canada:

The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated September 22, 2026 (the “Canadian Offering Memorandum”), which will include the prospectus dated September 14, 2026, as supplemented by the final prospectus supplement of the Issuers to be dated September 22, 2026, that forms part of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in the Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable), who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Resale Restrictions in Canada:

Resale of the notes in Canada must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with prospectus and dealer registration requirements or exemptions from the prospectus and dealer registration requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the notes, both within and outside of Canada.

Settlement Form:	CDS Clearing and Depository Services Inc. / Book Entry (Global Note)

Paying Agent:	Computershare Advantage Trust of Canada
Pro Forma Indebtedness:

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had approximately $34.4 billion total debt outstanding, including approximately $24.2 billion in aggregate principal amount of unsecured senior indebtedness outstanding.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had no secured indebtedness and the guarantors would have had no secured indebtedness other than a total of $890 million of secured indebtedness outstanding under a fleet financing program secured by fleet assets at a non-guarantor subsidiary that is owned by two guarantor subsidiaries.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, the total liabilities, including trade payables, of Sysco Corporation’s non-guarantor subsidiaries would have been approximately $12.8 billion, and Sysco Corporation’s non-guarantor subsidiaries would have collectively owned approximately 80.0% of Sysco Corporation’s consolidated total assets. For the fiscal year ended June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, Sysco Corporation’s non-guarantor subsidiaries would have accounted for approximately 49.4% of Sysco Corporation’s consolidated sales.

Capitalized terms used but not defined herein have meaning given to them in the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuers expect delivery of the notes will be made against payment therefor on or about September 25, 2026, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

The foregoing description of some of the terms of the Notes is not complete and is subject to, and qualified in its entirety by, reference to the preliminary prospectus supplement and the accompanying base prospectus dated September 14, 2026 (the “Base Prospectus”) and the Issuers’ preliminary Canadian offering memorandum dated September 18, 2026, as applicable, which includes the Preliminary Prospectus Supplement and the Base Prospectus (collectively the “Preliminary Canadian Offering Memorandum”), and the documents incorporated and deemed to be incorporated by reference therein. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the preliminary prospectus supplement, the Base Prospectus or the Preliminary Canadian Offering Memorandum. Prospective purchasers should review the Preliminary Prospectus Supplement, the Base Prospectus and the Preliminary Canadian Offering Memorandum, as applicable, for a more detailed description of some of the terms of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained or incorporated by reference in the preliminary prospectus supplement, the Base Prospectus and the Preliminary Canadian Offering Memorandum, and the Issuers and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

The Issuers have filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, TD Securities Inc. at 1-800-372-5292 or Merrill Lynch Canada Inc. toll free at 1-800-294-1322.